Exhibit 12.1

NATIONAL FINANCIAL PARTNERS CORP.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED DIVIDENDS

(Amounts in thousands of dollars, except ratios)

	Three Months Ended March 31, 2013	Years Ended December 31,
		2012	2011	2010	2009	2008

Income (loss) before income taxes(a)	$9,129	$35,395	$65,319	$69,039	$(567,770)	$41,809
Add:
Interest Expense(a)	$3,865	$15,090	$14,250	$15,662	$18,187	$19,832
Amortization of debt-related expenses	342	1,482	1,483	2,871	2,380	1,932
Appropriate portion of rents(b)	1,769	6,637	6,648	7,019	9,297	7,306

	$5,976	$23,209	$22,381	$25,552	$29,864	$29,070
Subtract:
Income before income taxes (non-controlling interests)	93	—	—	—	—	—

Earnings available for fixed charges	$15,012	$58,604	$87,700	$94,591	$(537,906)	$70,879

Fixed Charges:
Interest Expense(a)	$3,865	$15,090	$14,250	$15,662	$18,187	$19,832
Amortization of debt-related expenses	342	1,482	1,483	2,871	2,380	1,932
Appropriate portion of rents(b)	1,769	6,637	6,648	7,019	9,297	7,306

Total Fixed Charges	$5,976	$23,209	$22,381	$25,552	$29,864	$29,070

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends(c)	2.51x	2.53x	3.92x	3.70x	N/M	2.44x

N/M indicates the metric is not meaningful

(a)	Interest expense and Income before income taxes exclude interest expense accrued on uncertain tax positions. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of March 31, 2013, the Company had accrued interest related to unrecognized tax benefits of $3.8 million.
(b)	Portion of rental expenses which is deemed representative of an interest factor, which is approximately twenty percent of total rental expense.
(c)	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges and earnings available for fixed charges must be approximately $29.9 million in order to attain a ratio of earnings to combined fixed charges and preferred dividends of one-to-one.